SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ANNOUNCEMENT FILED IN LES ECHOS ON NOVEMBER 29, 2007

TENDER OFFER
FOR COMPANY SHARES, ORNANE AND WARRANTS
INITIATED BY SAP FRANCE
AT A PRICE OF:
€42 per share
€22.55 per 2003 Warrant
€24.96 per 2004 Warrant
€18.87 per 2005 Warrant
€19.69 per 2006 Warrant
€12.01 per 2007 Warrant
€50.65 per ORNANE
This press release is published by Business Objects pursuant to article 231-27 3° of the General Regulations of the French Autorité des marchés financiers (“AMF”).
The note d’opération en réponse established by Business Objects, which received visa n° 07-426 dated November 27, 2007 from the AMF, is available on Business Objects’ website (www.businessobjects.com), as well as on the AMF’s website (www.amf-france.org). Copies of the note d’opération en réponse may also be acquired free of charge by writing to Business Objects S.A., 1 57-159 rue Anatole France in Levallois-Perret (92300).

Additional Information
The tender offer for the outstanding ordinary shares, the convertible bonds and the warrants of Business Objects has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the convertible bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects stockholders and other investors should read the final Note d’Information and the final Note en Réponse filed by SAP and by Business Objects, respectively, for which visas were received from the AMF on November 27, 2007, and any updates thereto carefully because these documents contain important information, including the terms and conditions of the tender offer. In addition, Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO and the Schedule 14D-9 to be filed by SAP and Business Objects, respectively, carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors will be able to obtain copies of the final Note d’Information and the final Note en Réponse and any other documents filed with the AMF from the AMF’s website (amf-france.org), and any other tender offer documents subsequently filed with the AMF or the SEC from their respective websites (SEC website at www.sec.gov), in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.